UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

KKR & Co. L.P.

(Name of Issuer)

Common Units

(Title of Class of Securities)

48248M102

(CUSIP Number)

December 31, 2015

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13G

CUSIP No. 48248M102	Page 2 of 18 Pages

(1)	Name of reporting persons: Lexington Partners VI Holdings, LP
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	(5) Sole voting power: 0
(6) Shared voting power: 0
(7) Sole dispositive power: 0
(8) Shared dispositive power: 0
(9)	Aggregate amount beneficially owned by each reporting person: 0
(10)	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
(11)	Percent of class represented by amount in row (9): 0.0%
(12)	Type of reporting person (See Instructions): PN

13G

CUSIP No. 48248M102	Page 3 of 18 Pages

(1)	Name of reporting persons: Lexington Partners VI Holdings, LLC
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	(5) Sole voting power: 0
(6) Shared voting power: 0
(7) Sole dispositive power: 0
(8) Shared dispositive power: 0
(9)	Aggregate amount beneficially owned by each reporting person: 0
(10)	Check box if the aggregate amount in row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in row (9): 0.0%*
(12)	Type of reporting person (See Instructions): OO

13G

CUSIP No. 48248M102	Page 4 of 18 Pages

(1)	Name of reporting persons: Lexington Partners VI Holdings Sub LLC
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	(5) Sole voting power: 13,507,310
(6) Shared voting power: 0
(7) Sole dispositive power: 13,507,310
(8) Shared dispositive power: 0
(9)	Aggregate amount beneficially owned by each reporting person: 13,507,310
(10)	Check box if the aggregate amount in row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in row (9): 2.9%*
(12)	Type of reporting person (See Instructions): OO

*	The calculation of the foregoing percentage is based on 464,720,514 Common Units outstanding as of November 3, 2015 as reported in the KKR & Co. L.P. Quarterly Report on Form 10-Q for the period ended September 30, 2015, as filed with the Securities and Exchange Commission on November 5, 2015.

13G

CUSIP No. 48248M102	Page 5 of 18 Pages

(1)	Name of reporting persons: Lexington Capital Partners VI-B, L.P.
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	(5) Sole voting power: 13,507,310
(6) Shared voting power: 0
(7) Sole dispositive power: 13,507,310
(8) Shared dispositive power: 0
(9)	Aggregate amount beneficially owned by each reporting person: 13,507,310
(10)	Check box if the aggregate amount in row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in row (9): 2.9%*
(12)	Type of reporting person (see instructions): PN

*	The calculation of the foregoing percentage is based on 464,720,514 Common Units outstanding as of November 3, 2015 as reported in the KKR & Co. L.P. Quarterly Report on Form 10-Q for the period ended September 30, 2015, as filed with the Securities and Exchange Commission on November 5, 2015.

13G

CUSIP No. 48248M102	Page 6 of 18 Pages

(1)	Name of reporting persons: Lexington Associates VI, LP
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	(5) Sole voting power: 13,507,310
(6) Shared voting power: 0
(7) Sole dispositive power: 13,507,310
(8) Shared dispositive power: 0
(9)	Aggregate amount beneficially owned by each reporting person: 13,507,310
(10)	Check box if the aggregate amount in row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in row (9): 2.9%*
(12)	Type of reporting person (see instructions): PN

*	The calculation of the foregoing percentage is based on 464,720,514 Common Units outstanding as of November 3, 2015 as reported in the KKR & Co. L.P. Quarterly Report on Form 10-Q for the period ended September 30, 2015, as filed with the Securities and Exchange Commission on November 5, 2015.

13G

CUSIP No. 48248M102	Page 7 of 18 Pages

(1)	Name of reporting persons: Lexington Partners GP Holdings II LLC
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	(5) Sole voting power: 13,507,310
(6) Shared voting power: 0
(7) Sole dispositive power: 13,507,310
(8) Shared dispositive power: 0
(9)	Aggregate amount beneficially owned by each reporting person: 13,507,310
(10)	Check box if the aggregate amount in row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in row (9): 2.9%*
(12)	Type of reporting person (see instructions): OO

*	The calculation of the foregoing percentage is based on 464,720,514 Common Units outstanding as of November 3, 2015 as reported in the KKR & Co. L.P. Quarterly Report on Form 10-Q for the period ended September 30, 2015, as filed with the Securities and Exchange Commission on November 5, 2015.

13G

CUSIP No. 48248M102	Page 8 of 18 Pages

(1)	Name of reporting persons: Lexington Advisors Inc.
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	(5) Sole voting power: 13,507,310
(6) Shared voting power: 0
(7) Sole dispositive power: 13,507,310
(8) Shared dispositive power: 0
(9)	Aggregate amount beneficially owned by each reporting person: 13,507,310
(10)	Check box if the aggregate amount in row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in row (9): 2.9%*
(12)	Type of reporting person (see instructions): CO

*	The calculation of the foregoing percentage is based on 464,720,514 Common Units outstanding as of November 3, 2015 as reported in the KKR & Co. L.P. Quarterly Report on Form 10-Q for the period ended September 30, 2015, as filed with the Securities and Exchange Commission on November 5, 2015.

13G

CUSIP No. 48248M102	Page 9 of 18 Pages

(1)	Name of reporting persons: Brent R. Nicklas
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization: United States
Number of shares beneficially owned by each reporting person with	(5) Sole voting power: 13,507,310
(6) Shared voting power: 0
(7) Sole dispositive power: 13,507,310
(8) Shared dispositive power: 0
(9)	Aggregate amount beneficially owned by each reporting person: 13,507,310
(10)	Check box if the aggregate amount in row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in row (9): 2.9%*
(12)	Type of reporting person (see instructions): IN

*	The calculation of the foregoing percentage is based on 464,720,514 Common Units outstanding as of November 3, 2015 as reported in the KKR & Co. L.P. Quarterly Report on Form 10-Q for the period ended September 30, 2015, as filed with the Securities and Exchange Commission on November 5, 2015.

Item 1.	(a).	Name of Issuer

KKR & Co. L.P. (the “Company”)

	(b).	Address of Issuer’s Principal Executive Offices:

9 West 57th Street, Suite 4200 New York, NY 10019

Item 2(a).	Name of Person Filing

Item 2(b).	Address of Principal Business Office

Item 2(c).	Citizenship

(i) Lexington Partners VI Holdings, LP 660 Madison Avenue New York, New York 10016 Citizenship: State of Delaware

(ii) Lexington Partners VI Holdings, LLC 660 Madison Avenue New York, New York 10016 Citizenship: State of Delaware

(iii) Lexington Partners VI Holdings Sub LLC 660 Madison Avenue New York, New York 10016 Citizenship: State of Delaware

(iv) Lexington Capital Partners VI-B, L.P. 660 Madison Avenue New York, New York 10016 Citizenship: State of Delaware

(v) Lexington Associates VI, LP 660 Madison Avenue New York, New York 10016 Citizenship: State of Delaware

(vi) Lexington Partners GP Holdings II LLC 660 Madison Avenue New York, New York 10016 Citizenship: State of Delaware

(vii) Lexington Advisors Inc. 660 Madison Avenue New York, New York 10016 Citizenship: State of Delaware

(viii) Brent R. Nicklas 660 Madison Avenue New York, New York 10016 Citizenship: United States

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.”

Lexington Partners VI Holdings Sub LLC directly holds 13,507,310 Common Units. Lexington Capital Partners VI-B, L.P. holds the majority of the membership interests in Lexington Partners VI Holdings, LLC. The general partner of Lexington Capital Partners VI-B, L.P. is Lexington Associates VI, LP. The general partner of Lexington Associates VI, LP is Lexington Partners GP Holdings II LLC. The managing member of Lexington Partners GP Holdings II LLC is Lexington Advisors Inc. The founder and sole director of Lexington Advisors Inc. is Brent R. Nicklas.

Each of the Reporting Persons (other than Lexington Partners VI Holdings, LP and Lexington Partners VI Holdings, LLC, neither of which beneficially owns any Common Units) may be deemed to beneficially own the Common Units held by Lexington Partners VI Holdings Sub LLC, but each of the Reporting Persons other Lexington Partners VI Holdings Sub LLC disclaims beneficial ownership of such Common Units.

The Reporting Persons have entered into a Joint Filing Agreement, dated February 16, 2016, a copy of which is attached as Exhibit A to this statement on Schedule 13G, pursuant to which the Reporting Persons agreed to file this statement on Schedule 13G and any amendments thereto jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

Item 2(d).	Title of Class of Securities:

Common Units

Item 2(e).	CUSIP Number: 48248M102

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

Item 4.	Ownership.

(a) Amount beneficially owned:

As of the date hereof, each of the Reporting Persons (other than Lexington Partners VI Holdings, LP and Lexington Partners VI Holdings, LLC, neither of which beneficially owns any Common Units) may be deemed to be the beneficial owner of the 13,507,310 Common Units held by Lexington Partners VI Holdings Sub LLC.

                     (b) Percent of class:

The KKR & Co. L.P. Quarterly Report on Form 10-Q for the period ended September 30, 2015, as filed with the Securities and Exchange Commission on November 5, 2015 reported that there were 464,720,514 Common Units outstanding as of November 3, 2015. Based on this number of outstanding Common Units, each of the Reporting Persons (other than Lexington Partners VI Holdings, LP and Lexington Partners VI Holdings, LLC, neither of which beneficially owns any Common Units) may be deemed to be the beneficial owner of approximately 2.9% of the total number of outstanding Common Units.

                     (c) Number of Shares as to which the Reporting Person has:

Lexington Partners VI Holdings, LP

        (i) Sole power to vote or to direct the vote:

                    0

        (ii) Shared power to vote or to direct the vote:

                    0

        (iii) Sole power to dispose or to direct the disposition of:

                    0

        (iv) Shared power to dispose or to direct the disposition of:

                    0

Lexington Partners VI Holdings, LLC

        (i) Sole power to vote or to direct the vote:

                    0

        (ii) Shared power to vote or to direct the vote:

                    0

        (iii) Sole power to dispose or to direct the disposition of:

                    0

        (iv) Shared power to dispose or to direct the disposition of:

                    0

Lexington Partners VI Holdings Sub LLC

        (i) Sole power to vote or to direct the vote:

                     13,507,310

        (ii) Shared power to vote or to direct the vote:

                    0

        (iii) Sole power to dispose or to direct the disposition of:

                     13,507,310

        (iv) Shared power to dispose or to direct the disposition of:

                    0

Lexington Capital Partners VI-B, L.P.

        (i) Sole power to vote or to direct the vote:

                     13,507,310

        (ii) Shared power to vote or to direct the vote:

                    0

        (iii) Sole power to dispose or to direct the disposition of:

                     13,507,310

        (iv) Shared power to dispose or to direct the disposition of:

                    0

Lexington Associates VI, LP

        (i) Sole power to vote or to direct the vote:

                     13,507,310

        (ii) Shared power to vote or to direct the vote:

                    0

        (iii) Sole power to dispose or to direct the disposition of:

                     13,507,310

        (iv) Shared power to dispose or to direct the disposition of:

                    0

Lexington Partners GP Holdings II LLC

        (i) Sole power to vote or to direct the vote:

                     13,507,310

        (ii) Shared power to vote or to direct the vote:

                    0

        (iii) Sole power to dispose or to direct the disposition of:

                     13,507,310

        (iv) Shared power to dispose or to direct the disposition of:

                    0

Lexington Advisors Inc.

        (i) Sole power to vote or to direct the vote:

                     13,507,310

        (ii) Shared power to vote or to direct the vote:

                    0

        (iii) Sole power to dispose or to direct the disposition of:

                     13,507,310

        (iv) Shared power to dispose or to direct the disposition of:

                    0

Brent R. Nicklas

        (i) Sole power to vote or to direct the vote:

                     13,507,310

        (ii) Shared power to vote or to direct the vote:

                    0

        (iii) Sole power to dispose or to direct the disposition of:

                     13,507,310

        (iv) Shared power to dispose or to direct the disposition of:

                    0

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 16, 2016

Lexington Partners VI Holdings, LP

	By:	Lexington Partners VI Holdings Sub LLC, its general partner

	By:	Lexington Capital Partners VI-B, L.P., its member

	By:	Lexington Associates VI, LP, its general partner

	By:	Lexington Partners GP Holdings II LLC, its general partner

	By:	Lexington Advisors Inc., its managing member

By:	/s/ Thomas Giannetti
Name:	Thomas Giannetti
Title:	Chief Financial Officer

Lexington Partners VI Holdings, LLC

	By:	Lexington Capital Partners VI-B, L.P., its managing member

	By:	Lexington Associates VI, LP, its general partner

	By:	Lexington Partners GP Holdings II LLC, its general partner

	By:	Lexington Advisors Inc., its managing member

By:	/s/ Thomas Giannetti
Name:	Thomas Giannetti
Title:	Chief Financial Officer

Lexington Partners VI Holdings Sub LLC

	By:	Lexington Capital Partners VI-B, L.P., its member

	By:	Lexington Associates VI, LP, its general partner

	By:	Lexington Partners GP Holdings II LLC, its general partner

	By:	Lexington Advisors Inc., its managing member

By:	/s/ Thomas Giannetti
Name:	Thomas Giannetti
Title:	Chief Financial Officer

Lexington Capital Partners VI-B, L.P.

	By:	Lexington Associates VI, LP, its general partner

	By:	Lexington Partners GP Holdings II LLC, its general partner

	By:	Lexington Advisors Inc., its managing member

By:	/s/ Thomas Giannetti
Name:	Thomas Giannetti
Title:	Chief Financial Officer

Lexington Associates VI, LP

	By:	Lexington Partners GP Holdings II LLC, its general partner

	By:	Lexington Advisors Inc., its managing member

By:	/s/ Thomas Giannetti
Name:	Thomas Giannetti
Title:	Chief Financial Officer

Lexington Partners GP Holdings II LLC

By:	Lexington Advisors Inc., its managing member

By:	/s/ Thomas Giannetti
Name:	Thomas Giannetti
Title:	Chief Financial Officer

Lexington Advisors Inc.

By:	/s/ Thomas Giannetti
Name:	Thomas Giannetti
Title:	Chief Financial Officer

Brent R. Nicklas

By:	/s/ Thomas Giannetti
Name:	Thomas Giannetti
Title:	Attorney-in-Fact for Brent R. Nicklas

EXHIBIT LIST

Exhibit A	Joint Filing Agreement, dated as of February 16, 2016, by and among Lexington Partners VI Holdings, LP; Lexington
Partners VI Holdings Sub LLC ; Lexington Capital Partners VI-B, L.P.; Lexington Associates VI, LP; Lexington
Partners GP Holdings II LLC; Lexington Advisors Inc. and Brent R. Nicklas (filed herewith)

Exhibit B	Power of Attorney, dated March 21, 2012, granted by Brent R. Nicklas (previously filed)